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                                                                   EXHIBIT 99.14


               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

- - - - - - - - - - - - - - - - - - x
                                    :
ANDREW KLOTZ,                       :
                                    :
                    Plaintiff,      :
                                    :
     v.                             :    Civil Action No. 17385NC
                                    :
MILTON H. WARD; LINDA G.            :
ALVARDO; GEORGE S. ANSELL;          :
ROCKWELL A. SCHNABEL; WILLIAM       :
C. BOUSQUETTE; THOMAS V. FALKIE;    :
ANN MAYNARD GRAY; THEODORE M.       :
SOLSO; JOHN H. STOOKEY; BILLIE      :
B. TURNER; ALLEN BORN; JAMES        :
A. TODD, JR.; and CYPRUS AMAX       :
MINERALS COMPANY,                   :
                                    :
                    Defendants.     :
                                    :
- - - - - - - - - - - - - - - - - - x


                                   COMPLAINT
                                   ---------
     Plaintiff, Andrew Klotz, by his attorneys, alleges upon information and belief, except as to paragraph 1 which is alleged upon personal knowledge, as follows:
                                  THE PARTIES
                                  -----------

     1. Plaintiff Andrew Klotz is the owner of shares of the common stock of Cyprus Amax Minerals Company ("Cyprus" or the "Company") and has been the owner of such shares continuously since prior to the wrongs complained of herein.

     2. Cyprus is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located at 9100 East Mineral Circle, Englewood, Colorado. Cyprus is a diversified mining company engaged in the exploration for and extraction, processing, and marketing of
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mineral resources.

     3. Defendant Milton H. Ward is and at all times relevant hereto has been President, Chairman of the Board, and Chief Executive Officer of Cyprus.

     4. Defendants Linda G. Alvardo, George S. Ansell, Rockwell A. Schnabel, William C. Bousquette, Thomas V. Falkie, Ann Maynard Gray, Theodore M. Solso, John H. Stookey, Billie B. Turner, Allen Born, and James A. Todd, Jr. are and at all times relevant hereto have been directors of Cyprus.

     5. The defendants referred to in paragraphs 3 and 4 are collectively referred to herein as the "Individual Defendants."

     6. By reason of the defendants' positions with the Company as officers and/or directors, they are in a fiduciary relationship with plaintiff and the other public stockholders of Cyprus, and owe plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty, and full and candid disclosure.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

     7. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of the public holders of Cyprus common stock (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

     8.   This action is properly maintainable as a class action.

     9. The Class is so numerous that joinder of all members is impracticable. As of August 24, 1999, there were approximately 90.5 million shares of Cyprus common stock outstanding owned by hundreds, if not thousands of members of the Class.

     10. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class members, including the following:

          (a) whether defendants have breached their fiduciary and other common law duties owed
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by them to plaintiff and the other members of the Class; and

          (b) whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

     11. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

     12. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     13. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

     14. On July 15, 1999, Cyprus and ASARCO Incorporated ("Asarco") announced that they had signed a definitive merger agreement (the "Merger Agreement") under which the companies would combine in a merger-of-equals transaction.

     15. The new entity would be named Asarco Cyprus Incorporated ("ACI"). Under the terms of the Merger Agreement, Cyprus shareholders would receive 0.765 shares of ACI common stock for each share of Cyprus stock held. Asarco shareholders would receive one share of ACI common stock for each share of Asarco common stock held.

     16. ACI's Board of directors would have 16 members, eight from Asarco and eight members
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from Cyprus. Defendant Ward would serve as co-CEO and Chairman of ACI through
April 2000 and remain Chairman of ACI until his retirement.

     17. The exchange ratio for which the Merger Agreement provides offers no premium to the pre-existing market value of the Cyprus Amax stock. Although the Merger agreement permits the Cyprus Amax Board to terminate the Merger if in the exercise of their fiduciary duties they determine that another proposal offers a superior transaction, the Merger agreement expressly precludes both ASARCO and Cyprus Amax from entering into discussions with any third party (the "No-Talk Provision").

     18. Shortly after the Merger Agreement was signed, Phelps Dodge Corporation ("Phelps") contacted Cyprus to discuss an alternative proposal which would involve the combination of Phelps, Cyprus, and Asarco.

     19. Despite three separate requests for discussion, defendants completely refused to negotiate with Phelps. On August 20, 1999, Cyprus unilaterally announced Phelps' interest in a three-way combination and its rejection of the Phelps' offer in favor of its previous agreement with Asarco.

     20. Also on August 20, 1999, Cyprus finally announced the terms of its Merger Agreement with Asarco. The record date to vote on the Merger was set for August 25, 1999. By setting this record date so close to the rejection of Phelps' bid and the announced details of the Asarco merger, Cyprus has effectively precluded any significant trading in the market on an informed basis before the determination of shareholders eligible to vote at the Company's meeting.

     21. Frustrated with Cyprus' actions, Phelps decided to publicly announce a "sweetened" proposal for an alternative combination. Phelps announced that it was willing to acquire Cyprus for 0.3135 shares of Phelps' common stock, representing a premium of 29% for Cyprus shareholders. The Merger Agreement with Asarco does not give Cyprus shareholders any premium. In addition, Phelps disclosed that it would continue to distribute its $2.00 per share dividend, a dividend 4.1 times greater than the dividend proposed to Cyprus shareholders under the terms of the Asarco Merger Agreement. Phelps stated that it would prefer a three-way
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combination, but would be willing to purchase Cyprus independently.

     22.  The defendants were and are under a duty:

          (a) to act in the interests of Class members;

          (b)  to maximize shareholder value;

          (c) to undertake an appropriate evaluation of the Company's net worth as a merger/acquisition candidate;

          (d) to act in accordance with their fundamental duties of due care and loyalty; and

          (e) to insure that they and Cyprus Amax's shareholders have available all information material to decisions on a major corporate transaction, including the highest consideration each potential acquiror is prepared to offer and the terms and conditions of each offeror's proposal.

     23. By the acts, transactions and courses of conduct alleged herein, defendants breached their fiduciary duties to plaintiff and the other members of the Class, and are attempting unfairly to deprive plaintiff and other members of the Class of the fair value of their investment in Cyprus.

     24. The Individual Defendants have refused to enter into any negotiations with Phelps in an attempt to entrench themselves in their positions with the Company and to protect their substantial salaries and prestigious positions. Defendants' placement of their own interests ahead of the interests of Cyprus shareholders is in direct violation of their fiduciary duties.

     25. By agreeing to the No-Talk Provision, the Individual Defendants breached their fiduciary duties. They contracted away their ability to inform themselves adequately to make judgments in the best interests of all Cyprus Amax shareholders, and to obtain information to convey to Cyprus Amax shareholders to enable them to exercise an informed franchise on the Merger.

     26. The Individual Defendants have also manipulated the setting of a record date for the shareholders' meeting on the Merger in order to improve the
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prospects for shareholder approval of the Merger.

     27. As a result of the actions of defendants, plaintiff and the other members of the Class will be prevented from obtaining appropriate consideration for their shares of Cyprus common stock.

     28. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties and prevent the Class from receiving its fair share of Cyprus' valuable assets and businesses.

     29.  Plaintiff and the Class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in its favor and in favor of the Class and against defendants as follows:

     1.   Declaring that this action is properly maintainable as a class action;

     2. Directing the Individual Defendants to adequately ensure that no conflicts of interest exist between the Individual Defendants and their fiduciary obligation to maximize shareholder value or, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Cyprus' public stockholders;

     3. Entering an order or orders requiring defendants to take the steps set forth hereinabove and declaring the No-Talk Provision void and non-enforceable;

     4. Enjoining defendants from consummating the merger with Asarco, or a business combination with any other third party, unless and until the Company adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for the Company;

     5. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and
     6. Granting such other and further relief as this Court may deem just and proper.

                              ROSENTHAL, MONHAIT, GROSS
                                    & GODDESS, P.A.



                              By:
                                 -------------------------------------
                                    Suite 1401, Mellon Bank Center
                                    P.O. Box 1070
                                    Wilmington, DE 19899
                                    (302) 656-4433
                                    Attorneys for Plaintiff

OF COUNSEL:

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Gregory M. Castaldo
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004
(610) 667-7706



August 24, 1999